UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 4				STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
O Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)				Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol Phar-Mor, Inc. (PMOR)				6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
					x Director		___10% Owner
(Last) (First) (Middle) Osterman, Monroe	3. IRS or Social Security Number of Reporting Person (Voluntary)			4. Statement for Month/Year July/2001	_____Officer ____ Other ) _______________________
(Street) 20 Federal Plaza West
				5. If Amendment,	7. Individual or Joint/Group Filing (Check Applicable Line)
				Date of Original	X Form filed by One Reporting Person
				(Month/Year)	Form filed by More than One Reporting Person
(City) (State) (Zip) Youngstown Ohio 44501-0400	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficiary Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

____________
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares		# of Options owned
Stock Options	0.83	7/1/01	A	V			7/1/01	7/1/06	Common Stock	10,000		50,000	D

** International misstatements or omissions of facts constitute Federal Criminal Violations. /s/ Monroe Osterman August 8, 2001
                                                                                                                                Monroe Osterman August 8, 2001

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.